

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



04027882

DIVISION OF
CORPORATION FINANCE

April 27, 2004

Act Exchange Act of 1934
Section 13E
Rule 13e-4; 14e-1(b)-(d) & 14e-2
Public Availability April 27, 2004

Jeffrey L. Schulte, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, GA 30326-1044

Re: **Lodgian, Inc.**
Incoming letter dated April 27, 2004

Dear Mr. Schulte:

This letter is in response to your request for no-action relief made by your letter dated April 27, 2004, as supplemented by conversations with the staff. We have attached the enclosed photocopy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, each defined term in our letter has the same meaning as the term defined in your letter.

Based on your opinion of counsel that the purchases under the Proposed Transaction do not constitute an "issuer tender offer" subject to Rule 13e-4, the facts presented and representations made in your correspondence and in conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis and conclusions set forth in your letter, will not recommend enforcement action to the Commission if Lodgian, Inc. conducts the purchases without compliance with Rules 13e-4, 14e-1(b)-(d), and 14e-2 under the Securities Exchange Act of 1934. Furthermore, due to the need for warrant holders to have a minimum time period over which to consider the terms of the Proposed Transaction, we have required that you limit the scope of your no-action relief request under Rule 14e-1.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 14(e) of the Exchange Act and Exchange Act Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the transactions. The Division of Corporation Finance expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the Proposed Transaction.

The above positions are based on your representations made to the Division in your letter and your opinion of counsel. Different facts or conditions might require another result. This response expresses the position of the Division of Corporation Finance only and does not express any legal conclusions on the questions presented.

Sincerely,

For the Division of Corporation Finance,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions

MORRIS, MANNING & MARTIN, LLP
ATTORNEYS AT LAW

April 27, 2004

Jeffrey L. Schulte
404-504-7655
jls@mmmlaw.com
www.mmmlaw.com

VIA FACSIMILE: 202.942.9638

Brian V. Breheny, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Nicholas Panos, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lodgian, Inc.
Securities Exchange Act of 1934 - Rules 13e-4, 14e-1(b)-(d) and 14e-2

Gentlemen:

We are writing on behalf of Lodgian, Inc., a Delaware corporation ("Lodgian"), regarding Lodgian's request for interpretation of, or relief from, certain provisions of the Securities Exchange Act of 1934 (the "Exchange Act") in connection with certain proposed purchases of warrants to acquire Lodgian common stock by Lodgian from the Lodgian, Inc. 401(k) Plan and Trust Agreement (the "Plan"). These purchases, referred to in this letter as the "Proposed Transaction," would be effected pursuant to the requirements of the United States Department of Labor in a Prohibited Transaction Exemption granted by that Department under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In particular, Lodgian seeks exemptions from, or, alternatively, advice that the Staff will not recommend that the Commission take enforcement action under, Exchange Act Rules 13e-4, 14e-1(b)-(d) and 14e-2 if Lodgian effects these purchases in the manner described below.

I. Background.

A. Lodgian, Inc.

Lodgian is a Delaware corporation maintaining its principal place of business in Atlanta, Georgia. Lodgian is a hotel ownership and management company, and currently operates 96 hotels, nearly all of which are located in the United States. On December 20, 2001, Lodgian and 82 of its subsidiaries filed for Chapter 11 Bankruptcy protection. Reasons for the filing included excessive debt and substantial weaknesses in the hotel industry following the events of September 11, 2001. Lodgian's First Amended Plan of Reorganization ("Plan of Reorganization") was filed on November 1, 2002 and confirmed by the United States Bankruptcy Court for the Southern District of New York on November 5, 2002. The Plan of Reorganization became effective November 25, 2002.

On November 25, 2002, the company and affiliates owning 78 hotels emerged from Chapter 11. Pursuant to the Plan of Reorganization, in January 2003, eight hotels were returned to the lender in satisfaction of outstanding debt obligations, and one hotel was returned to the lessor of a capital lease. Eighteen additional hotels owned by Lodgian affiliates emerged from bankruptcy on May 22, 2003, substantially completing the bankruptcy process. At the end of the 2003 third quarter, the company's portfolio of hotels consisted of 97 properties, including one in which the company has a minority interest. A new class of Lodgian common stock ("New Lodgian Stock") was issued in exchange for the old Lodgian common stock ("Old Lodgian Stock") which was cancelled as part of the Plan of Reorganization. Shares of New Lodgian Stock began trading on the American Stock Exchange on January 28, 2003 under the symbol "LGN." The opening price per share on that date was $5.25. The trading prices have ranged from a high of $9.34 per share on November 13, 2003 to a low of $2.50 per share on May 2, 2003. The current trading price is in the range of $5.75 to $6.00 per share.

B. Lodgian, Inc. 401(k) Plan and Trust Agreement

The Plan is a tax qualified defined contribution retirement plan that provides for employee pre-tax contributions under section 401(k) of the Code, and employer matching contributions under Code section 401(m). As of December 31, 2002, the Plan had total assets of approximately $6,363,693 and 1,580 participants, including active and former employees. Lodgian offers its employees the ability to participate in the Plan for compensatory purposes. The Plan permits participants to direct the investment of their Plan accounts into a variety of investment funds, including (until December 6, 2001) investment in Old Lodgian Stock. Lodgian's matching contributions to the Plan previously were made in the form of shares of Old Lodgian Stock following the end of each plan year. The last contribution in the form of Old Lodgian Stock was made for the 2000 plan year. Matching contributions were required to remain invested in Old Lodgian Stock until December 6, 2001 when participants were permitted to direct that all or a part of the matching contributions be invested in another investment fund offered under the Plan.

When the Old Lodgian Stock was cancelled in connection with the effectiveness of the Plan of Reorganization on November 25, 2002, shareholders, including the Plan, received one share of the New Lodgian Stock for each 137 shares of Old Lodgian Stock, along with warrants to purchase shares of New Lodgian Stock. The New Lodgian Stock and Warrants received by the Plan were deposited into the Plan's trust on December 3, 2002. For each 1,000 shares of Old Lodgian Stock, a shareholder received the following Warrants:

Type of warrant	Number of warrants	Warrant exercise price per Share of New Lodgian Stock	Expiration Date of warrant
Class A	8	$18.29	11/25/07
Class B	27	25.44	11/25/09

Under the Plan of Reorganization, the Plan received 9,096.0370 Class A Warrants and 28,108.2435 Class B Warrants. The Warrants are registered under Section 12(g) of the Exchange Act. The Warrants are not traded on a national securities exchange, and there are no plans for such trading; however, the Class A and Class B Warrants are currently trading on the Over-the-Counter Bulletin Board under the symbols LDGIW and LDGIZ, respectively. Currently, approximately 750 participants have an interest in the Warrants held by the Plan, after the repurchase of a small number of warrants by the Plan from terminated employees at prices determined by independent valuations performed by Willamette Associates. To date, the cash that has been so distributed to terminated vested participants totals $389.41, ranging in amount from $.02 to $31.52 per participant. The total value of Warrants currently held by the Plan, based on Willamette Associates' most recent valuation, performed on December 31, 2003, is $5,117.64. This represents a value of $0.13 each for the Class A Warrants and $0.14 each for the Class B Warrants, which are the same amounts as were quoted on that date on the OTCBB. There were also approximately 1,501,540 Class A Warrants and approximately 1,001,260 Class B Warrants distributed pursuant to the Plan of Reorganization to shareholders other than the Plan. The current value of those warrants is approximately $335,377, and the Company has no intention to repurchase them. The Warrants held by the Plan represent less than 1.5% of the total Warrants presently outstanding.

C. ERISA Requirements and the Prohibited Transaction Exemption

The Warrants do not constitute "qualifying employer securities" for purposes of section 407(d)(5) of ERISA. Although the Warrants held by the Plan constitute "employer securities" within the meaning of 407(d)(1) of ERISA, they are not a "qualifying employer security" under section 407(d)(5) of ERISA because they do not fall within any of the categories set forth in that definition. Therefore, the Plan requested, and in February 2004 received, retroactive exemptive relief from the United States Department of Labor (the "Department"). The exemption granted by the Department allowed Lodgian to avoid ERISA sanctions that would have applied in the absence of an exemption. If the Plan had not sought and obtained the exemption, Lodgian would be subject to excise taxes equal to an aggregate of 115% of the value of the warrants each year that the Plan holds the Warrants.

Specifically, the Department has issued a Prohibited Transaction Exemption (the "PTE") for:

(1) the Plan's past acquisition and holding of the Warrants;

(2) a cancellation payment by Lodgian to the Plan in exchange for Warrants (i) at the election of active participants (ii) at the election of the terminated vested participants whose vested interests exceed $5,000 or (iii) in accordance with stated procedures for the automatic cash out of the value of the Warrants held in accounts of terminated vested participants whose vested interests were $5,000 or less, for an amount that represents the highest value of the Warrants determined by an independent, qualified appraiser between December 31, 2002 and the date of the individual election;

(3) the sale of the Warrants from Plan participants to Lodgian to cash out active and terminated vested participants; and

(4) the potential exercise of the Warrants into New Lodgian Stock;

provided that the following conditions are met:

(a) the acquisition and holding of the Warrants by the Plan occurred in connection with Lodgian's bankruptcy proceedings;

(b) the Plan had no ability to affect the Plan of Reorganization filed by Lodgian on December 20, 2001 under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code), or the First Amended Plan of Reorganization;

(c) the Warrants were acquired automatically and without any action on the part of the Plan;

(d) the Warrants were acquired by the Plan with the same terms and conditions as non-Plan shareholders;

(e) the Plan did not pay any fees or commissions in connection with the acquisition of the Warrants;

(f) any decision to cancel the Warrants and accept a cancellation payment from Lodgian will be made by the participant in the case of active participants and terminated vested participants whose vested interests exceed $5,000;

(g) the Warrants have been and will continue to be valued annually on the 31st of December by an independent, qualified, appraiser;

(h) with respect to those Plan participants who cash out the Warrants, the value of the Warrants will be determined by using the highest value determined by an independent, qualified, appraiser between December 31, 2002 and the most recent valuation date prior to the date of the distribution;

(i) an independent fiduciary will monitor the cancellation payments, and confirm the valuation of the Warrants;

(j) Lodgian is required to purchase the Warrants upon request by a Plan participant provided that on the date of the request the price of the New Lodgian Stock is less than the exercise price of the Warrants (i.e.; if the Warrants are in the money, purchases would cease, but if they were subsequently out of the money, Lodgian would be obligated to resume its purchases);

(k) if the Warrant is listed on an established trading market Lodgian is not required to purchase the Warrant from the Plan.

In order for the Plan to comply with the PTE and avoid sanctions under ERISA, Lodgian must offer to repurchase Warrants from active and vested Plan participants at any time in accordance with the requirements of the PTE. In order to effect this Proposed Transaction, Lodgian intends to deliver to the Plan trustee information regarding the Proposed Transaction, which the trustee will distribute to Plan participants in accordance with the procedures of the Plan. If Lodgian makes its offer to purchase the Warrants held by the Plan, and that offer is accepted in full during 2004, the aggregate purchase price of the Warrants would be $5,117.64, based upon the most recent independent appraisal of the warrants. Note, however, that under the terms of the PTE, the offer must remain open as long as the Plan holds warrants that are out of the money. In any event, Lodgian intends to keep the offer to purchase the Warrants open for not less than 20 business days. However, it is possible that eligible Plan participants would have the right to make the election for an indefinite period of time, and the price may change at the annual valuation date of the Warrants.

The information that the Plan trustee would deliver to eligible Plan participants would include notice of an offer by Lodgian to repurchase any and all Warrants held for the account of eligible Plan participants, at the most recent appraised price, unless the trading price of the New Lodgian Stock is greater than the exercise price of the Warrant on the day the participant requests the repurchase, until such time as the Warrants are listed on an established trading market. The information provided would present details about the offer in a neutral manner and would not recommend that Plan participants accept the offer or attempt to persuade them to do so. It would indicate that the Plan participant has no obligation to sell Warrants, and would inform the participant of the OTC trading of the Warrants as an alternative, but limited, method of liquidating the Warrants. Plan participants would be provided with a copy of the most recent appraisal of the value of the Warrants, and information as to the independence of the appraiser, as well as the date of the next valuation. Since Lodgian is a 1934 Act reporting company, Plan participants would be referred to Lodgian's Commission filings available on the EDGAR website and be given information on how to receive hard copies of those filings from Lodgian without charge upon request. The notice would include administrative details, such as a limited period of revocability of a request to repurchase Warrants, and procedures for payment.

Lodgian seeks exemptions from, or, alternatively, advice that the Staff will not recommend that the Commission take enforcement action under, Exchange Act Rules 13e-4, 14e-1(b)-(d) and 14e-2 if Lodgian effects the Proposed Transaction in the manner described herein.

II. <u>Discussion</u>

The Proposed Transaction involves an offer by Lodgian to repurchase Warrants from Plan Participants, as called for by the Department of Labor's prohibited transaction exemption, at the request of any eligible Plan participant, and the cancellation of those Warrants, in exchange for a cash payment by Lodgian. It is Lodgian's opinion that the Proposed Transaction is not a tender offer. For the reasons discussed below, we believe that the provisions of the SEC's tender offer rules discussed in this letter do not apply to the Proposed Transaction.

Definition of Tender Offer

The term "tender offer" is not defined in either Rule 13e-4 or the 1934 Act. In <u>Wellman v. Dickinson</u>, *475 F. Supp. 783 (S.D.N.Y. 1979)*, aff'd *682 F.2d 355 (2d Cir. 1982)*, cert. denied, *460 U.S. 1069 (1983)*, the court listed seven elements suggested by the Staff as being characteristic of a "tender offer":

(1) Active and widespread solicitation of public security holders;

(2) Solicitation for a substantial percentage of the outstanding securities;

(3) An offer to purchase made at a premium over the prevailing market price;

(4) An offer containing terms which are firm, rather than negotiable;

(5) Consummation of the offer being contingent on the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased;

(6) An offer being open only for a limited time period; and

(7) Offerees being subjected to pressure to sell.

The application of these factors to the Proposed Transaction is discussed below.

(1) The Proposed Transaction clearly does not involve the "active and widespread solicitation of public security holders." Lodgian will deliver information regarding the Proposed Transaction to the Plan trustee for delivery to all eligible Plan participants, but will not otherwise solicit Warrant repurchases. The information provided would present details about the offer in a neutral manner and would not recommend that Plan participants accept the offer or attempt to persuade them to do so. In addition, while there are approximately 750 Plan participants with an interest in Warrants, and to whom Lodgian is required by the PTE to extend the Proposed Transaction, the Warrants held by such Plan participants constitute in the aggregate less than 1.5% of the outstanding Warrants. The Proposed Transaction will only be extended to those Plan participants covered by the applicable PTE conditions. In this respect, the Proposed Transaction resembles limited purchase arrangements entered into as a result of the settlement of class action litigation as to which the Staff issued no-action letters regarding Rule 13e-4, including Alliance Capital Management Holding L.P. (available September 12, 2002). In Alliance, the exchange offer involved a discrete group of security holders who were designated as class members in class action lawsuits, the settlement of which included the offer to exchange old securities of class members.

(2) As noted above, the Proposed Transaction does not involve the solicitation for a substantial percentage of the issuer's outstanding securities; rather, the Warrants subject to the Proposed Transaction represent a negligible portion (substantially less than 1%) of Lodgian's outstanding securities, and less than 1.5% of its outstanding Warrants.

(3) The Proposed Transaction will not be made "at a premium over the prevailing market price." Pursuant to the terms of the PTE, Lodgian is required to offer to repurchase the Warrants at the value determined by an independent, qualified appraiser. At present, the appraiser primarily relies on the Black-Scholes valuation method because the Warrants are out of the money.. Lodgian has no control over the price at which the Warrants will be repurchased. While the price at which the Warrants can be traded on the OTC may vary at a given time from the value as determined by the appraiser (either higher or lower), the price in the Proposed Transaction will be based on an independent valuation and the existence of a premium would be entirely coincidental.

(4) Concededly, the Proposed Transaction will contain terms which are firm, rather than negotiable. This is the only Wellman factor present. However, these terms are required in order for Lodgian to comply with the PTE, and are not set by the company for the reasons commonly associated with tender offers.

(5) The consummation of the Proposed Transaction is not contingent on the tender of any particular number of Warrants; neither a fixed minimum nor a maximum number of Warrants is involved. On the contrary, in accordance with the terms of the PTE, Lodgian will repurchase all Warrants requested by an eligible Plan participant to be so repurchased during the time when the Proposed Transaction is open. In fact, there is no "consummation" of the Proposed Transaction; as discussed below, repurchases will begin once the offer is communicated to Plan participants and will continue as requests for repurchase are made (except at such times as the exercise price of the warrants is below the market price of the Lodgian common stock), until such time as the Warrants are listed on an established trading market or all the Warrants held by the Plan have been repurchased.

(6) As noted in the paragraph above, the Proposed Transaction will not be open only for a limited time period. Lodgian has no current plan to list the Warrants on an established trading market, and exercise prices of the Warrants continue to be significantly above the trading price of the New Lodgian Stock. The Proposed Transaction will remain open for a minimum of 20 business days; however, in order to comply with the PTE, the Proposed Transaction may remain open for an indefinite period of time.

(7) Finally, Plan participants will not be subject to any pressure to sell Warrants to Lodgian. Lodgian is engaging in the Proposed Transaction solely as a result of the Plan receiving the Warrants, as did other Lodgian shareholders, in the Plan of Reorganization, and the inability of the Plan to hold the Warrants absent the PTE. The Repurchase of Warrants from eligible Plan participants at their request is a requirement of the PTE granted by the Department. However, the only requirement is that the offer be made: Lodgian need not, and will not, subject Plan participants to any pressure to sell the Warrants.

In analyzing whether the Proposed Transaction has the characteristics of an issuer tender offer, the Proposed Transaction bears a number of similarities to the share repurchase programs of Westamerica Bancorporation and Accenture Ltd., as to which the Staff issued no-action letters granting an exemption from Rule 13e-4 and granting relief from enforcement under Rule 13e-4, respectively. See Westamerica Bancorporation (available June 20, 1996) and Accenture Ltd. (available January 10, 2003). In those letters, the issuers engaged in ongoing offers to repurchase shares acquired by employees, at their current market prices, for an indefinite period of time. Due to the use of an average formula to determine the applicable price, it was possible that incidental premiums over the current market price might be paid for the shares at times. All relevant information was provided to eligible employees, and there was no active solicitation or pressure to engage in the repurchase. The Proposed Transaction actually has fewer characteristics of an issuer tender offer than the programs of Westamerica Bancorporation and Accenture Ltd. Because, while those programs were initiated by the issuer as a voluntary service to employees, Lodgian is engaging the Proposed Transaction in order to comply with the PTE and avoid sanctions against an employee compensatory retirement plan. Further, the programs of Westamerica Bancorporation and Accenture Ltd. contained a 5% annual maximum limit on the number of shares which could be repurchased, while the Proposed Transaction will have no maximum limit on the number of warrants Lodgian may purchase.

In summary, the Proposed Transaction will be made only to a discrete subgroup of Warrant holders in a non-coercive manner and not as part of a significant corporate transaction. It is merely an open offer to eligible Plan participants, being conducted in order to comply with a legal requirement imposed by the Department to rectify a problem under ERISA that arose as an unforeseen, and certainly unintended, consequence of Lodgian's Plan of Reorganization.

Eligible Plan participants will receive full disclosure regarding the terms, purpose and participants involved in the Proposed Transaction. The terms of the Proposed Transaction will be disclosed in Lodgian's periodic filings with the Commission. Protection regarding the fairness of the price offered is provided through the use of an independent, qualified, appraiser to determine the value of the Warrants on an annual basis. In addition, although there is a low trading volume and limited liquidity, the Warrants are traded on the OTCBB, irrespective of the Proposed Transaction.

It is our view that the Proposed Transaction is not an issuer tender offer.

Exemption under Rule 13e-4(h)(9) or Grant of No-Action Relief

The Williams Act was designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with tender offers. Where offers for securities will not result in abuses of the type that the Williams Act was designed to prevent, the Commission has reserved the right to grant an exemption from all or part of the tender offer rules. Rule 13e-4(h)(9) provides that Rule 13e-4 will not apply to any transaction "if the Commission, upon written request or upon its own motion, exempts such transaction or transactions, either unconditionally, or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of this section."

Compliance with the filing requirements and restrictions of the tender offer rules by Lodgian would be a substantially disproportionate burden for the small size and nature of the Proposed Transaction. Over 98% of the Warrants outstanding will be unaffected by the Proposed Transaction unless the Williams Act were to apply and cause Lodgian to be required to comply with the "all holders rule" in Rule 13e-4(f)(8). In addition, because they are not designed to address this type of transaction, many of the tender offer rules would be difficult or impossible to comply with in this transaction. The application of these rules would be onerous requirements and illustrate the disproportionate burden that would be placed on Lodgian should it be required to comply with Exchange Act Rules 13e-4, 14e-1(b)-(d) and 14e-2.

We respectfully request that the Staff unconditionally exempt the Proposed Transaction from compliance with Rule 13e-4 pursuant to paragraph (h)(9) thereof, as a transaction that does not constitute a fraudulent, deceptive or manipulative act or practice for purposes of Rule 13e-4, and exempt the Proposed Transaction from compliance with Rules 14e-1(b)-(d) and 14e-2. If the Staff is unable to grant an unconditional exemption, we respectfully request that the Staff exempt the Proposed Transaction subject to such terms and conditions as it deems necessary and appropriate, or provide to Lodgian a No-Action letter with respect to the consummation of the Proposed Transaction without compliance with Exchange Act Rules 13e-4, 14e-1(b)-(d) and 14e-2.

If you would like to discuss this matter further, please call the undersigned at the telephone number shown on the first page of this letter.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

Jeffrey L. Schulte
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